Exhibit 99.1

FAIRFAX  News Release

TSX Stock Symbol:  FFH and FFH.U

TORONTO, June 1, 2018

FAIRFAX ANNOUNCES QUARTERLY DIVIDEND ON SERIES C, D, E, F, G, H, I, J, K AND M PREFERRED SHARES AND QUARTERLY DIVIDEND RATE FOR SERIES D, F, H AND J SHARES

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it has declared the following quarterly dividends per share on its preferred shares:

Series of Preferred Shares	Dividend (C$)	Payment Date	Record Date
Series C	0.286125	June 29, 2018	June 15, 2018
Series D	0.27184	June 28, 2018
Series E	0.18188	June 29, 2018
Series F	0.20946	June 28, 2018
Series G	0.207375	June 29, 2018
Series H	0.23466	June 28, 2018
Series I	0.23175	June 29, 2018
Series J	0.25294	June 28, 2018
Series K	0.291938	June 29, 2018
Series M	0.296875	June 29, 2018

Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax has also determined the quarterly dividend rates in respect of the June 29, 2018 to September 27, 2018 dividend period for its floating rate preferred shares.  The rates, together with the dividends per share payable for such period (if and when declared), are set forth below:

Series of Preferred Shares	Rate (%)	Annualized Rate (%)	Dividend (C$)
Series D	1.10945	4.45001	0.27736
Series F	0.86263	3.46001	0.21566
Series H	0.96236	3.86001	0.24059
Series J	1.03466	4.15001	0.25867

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946